

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 16, 2008

Mr. James Arthur Lawrence
Chief Financial Officer
Unilever N.V. and Unilever PLC
Weena 455, 3013 AL
Rotterdam, The Netherlands

> **Re:** **Unilever N.V. and Unilever PLC**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed March 27, 2008**
> **Response Letter Dated October 2, 2008**
> **File Nos. 001-04547 and 001-04546**

Dear Mr. Lawrence:

We have completed our review of your Form 20-F and related filings, and have no further comments at this time.

Sincerely,

Christopher J. White
Branch Chief